Silver Triangle Building
25505 West Twelve Mile Road, Suite 3000
Southfield, MI 48034-8339
(248) 353-2700
www.creditacceptance.com
NEWS RELEASE
FOR IMMEDIATE RELEASE
Date: March 17, 2006
Investor Relations: Douglas W. Busk
Treasurer
(248) 353-2700 Ext. 4432
IR@creditacceptance.com
Pink Sheets Symbol: CACC
CREDIT ACCEPTANCE CORPORATION ANNOUNCES
FINAL RESULTS OF ITS
MODIFIED DUTCH AUCTION TENDER OFFER
     Southfield, Michigan — March 17, 2006 — Credit Acceptance Corporation (Pink Sheets: CACC) (the “Company”) announced the final results of its modified Dutch auction tender offer, which expired at 5:00 p.m. Eastern Standard Time, on March 13, 2006. Credit Acceptance commenced the tender offer on February 10, 2006 to purchase up to 5,000,000 shares of its common stock at a price between $21.00 and $25.00 per share, net to the seller in cash, without interest. Based on the final count by Computershare Trust Company of New York, the depositary for the tender offer, 4,129,735 shares of common stock were properly tendered and not withdrawn at prices between $21.00 and $25.00 per share. The final count of shares purchased is more than the amount communicated in the Company’s preliminary announcement on March 14, 2006, by 75,994 shares. Credit Acceptance has purchased all of the 4,129,735 tendered shares of its common stock at a price of $25.00 per share, at a total cost of approximately $103.2 million. The Company financed the purchase of its securities in the tender offer by borrowing under its $135.0 million revolving credit facility and $325.0 million revolving warehouse facility.
     As a result of the completion of the tender offer, Credit Acceptance has approximately 33.0 million shares of common stock outstanding. Georgeson Shareholder Communications, Inc. was the information agent for the offer.
Description of Credit Acceptance Corporation
     Since 1972, Credit Acceptance has provided auto loans to consumers, regardless of their credit history. Our product is offered through a nationwide network of automobile dealers who benefit from sales of vehicles to consumers who otherwise could not obtain financing; from repeat and referral sales generated by these same customers; and from sales to customers responding to advertisements for our product, but who actually end up qualifying for traditional financing.
     Without our product, consumers may be unable to purchase a vehicle or they may purchase an unreliable one, or they may not have the opportunity to improve their credit standing. As we report to the three national credit reporting agencies, a significant number of our customers improve their lives by improving their credit score and move on to more traditional sources of financing. Credit Acceptance is publicly traded on the Pink Sheets under the symbol CACC. For more information, visit www.creditacceptance.com.